

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2014

Via E-mail
Mr. Gary D. Alexander
Chief Financial Officer
The Radiant Creations Group, Inc.
Harbour Financial Center
2401 PGA Boulevard, Suite 280-B
Palm Beach Gardens, FL 33410

      Re: The Radiant Creations Group, Inc.
             Item 4.01 Form 8-K
             Filed September 29, 2014
             File No. 000-52668

Dear Mr. Alexander:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Dale Welcome

                  Dale Welcome
                  Accountant